April 25, 2013

Filed VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN: Mark P. Shuman

Branch Chief - Legal

Re: 800 Commerce, Inc.

Amendment No.2 to Registration Statement on Form S-1

Filed February 8, 2013

File No. 333-184459

Dear Mr. Shuman:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated March 5, 2013, with respect to the above-referenced filing. Amendment No. 3 to Registration Statement on Form S-1/A (“Amendment”) of 800 Commerce, Inc., a Florida corporation (the “Company”), incorporates our responses to your comments. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	Please update the financial statements to comply with Rule8-08 of Regulation S-X. Revise the rest of your filing accordingly.

Response 1: We have included the audited financial statements for the years ended December 31, 2012 and 2011 in the Amendment , and we have updated the financial information throughout the Amendment accordingly.

2.	Your response to prior comment 8 states that based on your review of the business plans of 800 Commerce and MediSwipe, you have determined that there is no conflict of interest related to any officers and directors that may serve in the same capacity for you and MediSwipe. Please provide us with a more detailed explanation as to how you reached this conclusion. In addition, tell us whether, as disclosed in your first amended S-1 filed on December 7, 2012, your amended and restated articles of incorporation will provide that the doctrine of corporate opportunity, or any other analogous doctrine, will not apply against you or any of your officers or directors in any situations involving Mediswipe.

Response 2: Our prior response was based on the fact that there was never any intention for the Company and MediSwipe to engage in similar or competitive operations and, therefore, there were no potential conflicts of interest other than those arising from the fact that both companies presently shares the same management team. We had included the original language concerning amending our articles to exclude any issues concerning corporate opportunity out of an abundance of caution and based on our belief that doing so would highlight a potential, albeit remote, risk. After further reflection, we realize that the proposal to amend our articles overstated the potential risk, and for this reason we no longer intend to amend our articles or take any further action to reduce our directors’ legal obligations. Therefore, the section “Limitation of Liability of Directors, previously on page 29 of Amendment No. 2, has been deleted in the current Amendment. In addition, the Company and Mediswipe have entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement (the “Agreement”), whereby MediSwipe has agreed, effective as of the proposed spin-off, to:

·	Not engage, directly or indirectly, in any business operations that are competitive with the operations of the Company;
·	Not to solicit any officers, employees, customers or suppliers of the Company; and
·	To maintain in confidence any confidential information of the Company acquired by MediSwipe.

MediSwipe’s covenants under the Agreement will become effective upon the distribution of the spin-of and shall remain in effect until the earlier of (a) such time as 800 Commerce does not have any executive officers, directors or beneficial owners of 5% of its voting securities who happen to be executive officers, directors or beneficial owners of 5% of the voting securities of MediSwipe or (b) the fifth (5th) anniversary of the distribution date of the spin-off. The Agreement provides that any action to enforce the terms of this Agreement by 800 Commerce may be brought on a derivative basis by the holders of record of five percent (5%) or more of the outstanding voting securities of 800 Commerce. The Agreement may be amended only by a written agreement signed by each party; provided further, that in the case of any amendment that reduces or adversely effects the rights of 800 Commerce, no such amendment shall be effective until such time as it has been approved by the holders a majority of the outstanding voting securities of 800 Commerce. Appropriate disclosure of this Agreement has been provided on page 10 of the Amendment, and the Agreement has been filed as Exhibit 10.12 to the Amendment.

3.	On page 52, you state that your revenues are paid to you through Front Stream Payments and Pay Ventures. Although you discuss Pay Ventures throughout the Prospectus, this is the only place that you mention Front Stream Payments. Please provide us with an explanation of your relationship with Front Stream Payments, and how you concluded that no additional disclosure was necessary.

Response 3: We have provided disclosure of our marketing relationship with FrontStream on pages 13 and 19 of the Amendment. However, since it is our expectation to focus our merchant processing marketing efforts through Payventures, we do not believe our relationship with Front Stream will in the future be material and that the present level of disclosure is adequate. Accordingly, the Company believes no further disclosure regarding Front Stream is required. We have filed a copy of our agreement with Direct technologies, LLC (now known as FrontStream Payments as Exhibit 10.14 to the Amendment.

Risk Factors

“We are an ‘emerging growth company,’ and the reduced disclosure….” Page 3

4.	We note your response to our prior comment 7. Please revise the first sentence of this risk factor to state that you will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for as long as you are an emerging growth company. In addition, as previously requested, disclose that as a newly public company, your management can wait until your second annual report as a public company to issue its annual assessment of your internal control over financial reporting.

Response 4: We have revised the risk factor pursuant to your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the nine months ended September 30, 2012 compared to September 30, 2011

Results of Operations, page 13

5.	We note your response to our prior comment 10. You have only received residual payments from the Assignment Agreement for one quarter. In the absence of a contractual take-or-pay commitment of the purchaser or some other reasonably supportable basis for your projection of revenues in future periods, your statements about the minimum monthly revenue going forward appear to lack sufficient support. Please revise. In addition, please explain why you believe that if the Initial Customer is replaced, future residual payments will be consistent with those you currently receive from the Initial Customer.

Response 5: We have eliminated the reference to future minimum revenues. Although the Company still believes, pursuant to the Assignment Agreement, that the Assignor is obligated to replace the assigned Customer with a comparable customer, we have eliminated the reference to future residual payments from the replacement customer being consistent with those from the Initial Customer.

6.	In the second sentence of this section, you state that you received $21,087 in revenues “from merchant payment services pursuant to the Assignment Agreement.” Please clarify that you received residual payments from the assigned customer and did not actually provide any merchant payment services to the assigned customer under the Assignment Agreement. In addition, disclose that you are receiving the residual payments because you issued shares of your stock to the counterparty to the Assignment Agreement.

Response 6: We have amended the disclosure pursuant to your comment.

Liquidity and Capital resources, page 13

7.	We note your response to our prior comment 11. Please provide a more detailed discussion of the databases you plan to acquire for $25,000 and explain the most significant items included in the $52,500 attributed to “Other.”

Response 7: We have added disclosure pursuant to your comment regarding databases. We have eliminated “Other” expenses and increased the amount in “Operating Costs,” as it more accurately reflects management’s estimates.

Our Business, page 19

8.	We note your response to prior comment 14. Please revise your disclosure throughout this section to focus on your existing business. Provide a balanced presentation regarding your planned products and services, by consistently emphasizing that you may not be able to develop or launch such proposed goods or service offerings. Discuss the additional steps you need to take in order to transform your planned products and services into marketable products. Identify the significant uncertainties that may preclude product or service offering development and launch. In addition, as previously requested, more specifically address the steps you plan to take in the short term and long term to implement and fund your business model, specifically addressing your recurring and increasing operating losses.

Response 8: We have revised the “Our Business” section throughout. Please note that we believe that the major risk or contingency to our ability to develop and market our web-based directories and mobile applications is our receipt of additional capital. The technologies to develop the web portals and mobile applications are existing and widely available. The human resources needed to develop these platforms are also available.

9.	We note your response to prior comment 18 and are not persuaded that mobile user fees to send and receive text messages will not have a material impact on your planned business. Please provide us with a more detailed explanation or revise.

Response 9: We continue to believe that the staff is overstating this risk. Fee-based mobile text messaging is a well-established industry. However, we have included a risk factor on page 7 regarding text messages and our business addressing the risk cited by the staff.

10.	As of September 30, 2012, the majority of your revenues were generated from residual payments under the Assignment Agreement, not from providing merchant payment processing services. Please disclose if this continued to be true as of December 31, 2012. In addition, disclose whether you provide any merchant payment processing services, or if all merchant payment processing services are provided by Pay Ventures under the Consulting Agreement.

Response 10: Please be advised that we market the merchant processing services offered by Payventures and others. We have provided appropriate disclosure of these matters in the first two pages of the section “Our Business.”

11.	Please discuss the impact of government regulations on your merchant payment processing business. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Response 11: Please be advised that we market the merchant processing services offered by merchant payment processors such as Payventures. Accordingly, we do not believe that government regulations have a material impact on our marketing operations.

Company strategy, page 22

12.	Please discuss your plans to raise additional working capital of approximately $500,000 to grow your business and provide more information regarding your “key strategic alliances.”

Response 12: We have added disclosure regarding our plans to raise working capital.

Industry Background, page 22

13.	We note your response to our prior comment 22. The statistics in this section do not appear pertinent to your existing business and do not appear directly relevant to the niche market for your planned business. Please revise.

Response 13: We have deleted all references to the statistics.

How We Compensate Our Management, page 30

14.	Please include the disclosure required by Items 402(m) through (r) of Regulation S-K for the fiscal year ended December 31, 2012, your most recently completed fiscal year.

Response 14: We have included the disclosure required by Items 402(m) through (r) of regulation S-K for the fiscal year ended December 31, 2012.

Who Owns Our Common Stock, page 31

15.	We note your revised disclosure in response to prior comment 25, which indicates that 307,692 shares have been included pursuant to the conversion terms of Mr. Climes’ convertible note. The beneficial ownership table now discloses that Mr. Climes beneficially owns 9.4% of your common stock. It appears that Mr. Climes cannot fully convert the convertible promissory note into shares of your common stock within the next 60 days due to the conversion limitation in Section 2(i) of the promissory note. As such, the number of shares included in the beneficial ownership table should not include any shares of common stock underlying the convertible note to the extent that they would exceed the conversion limitation. The footnote to the table should explain the conversion limitation, and quantify the number of shares excluded from the disclosure in the beneficial table for such reasons.

Response 15: We have amended the table and added footnote disclosure pursuant to your comment.

Related Party Transactions, page 32

16.	We note your response to our prior comment 26. Please disclose that Mr. Friedman is your promoter and provide the disclosure required by Item 402(c) of Regulation S-K. See Item 402(d)(2) of Regulation S-K.

Response 16: We have disclosed that Mr. Friedman is our promoter.

Recent Sales of Unregistered Securities, page 62

17.	For each unregistered offering, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response 17: We have added additional disclosure pursuant to your comment.

We acknowledge that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

B. Michael Friedman,

President

cc: Harold H. Martin, Esq.

Martin & Pritchett, P.A.